Consolidated Financial Statements

Oncolytics Biotech® Inc.
December 31, 2010 and 2009

STATEMENT OF MANAGEMENT’S RESPONSIBILITY

Management is responsible for the preparation and presentation of the consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.

In management’s opinion, the accompanying consolidated financial statements have been properly prepared within reasonable limits of materiality and in accordance with the appropriately selected Canadian generally accepted accounting principles and policies consistently applied and summarized in the consolidated financial statements.

The MD&A has been prepared in accordance with the requirements of securities regulators as applicable to Oncolytics Biotech Inc.

The consolidated financial statements and information in the MD&A generally include estimates that are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods.  Based on careful judgments by management, such estimates have been properly reflected in the accompanying consolidated financial statements and MD&A.  The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources and risks and uncertainty.  Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

Systems of internal controls, including organizational and procedural controls and internal controls over financial reporting, assessed as reasonable and appropriate in the circumstances, are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable records for financial purposes.

We, as the Chief Executive Officer and Chief Financial Officer, will certify to our annual filings with the CSA and the SEC as required in Canada by National Instrument 52-109 (Certification of Disclosure in Issuers’ Annual Interim Filings) and in the United States by the Sarbanes-Oxley Act.

The external auditors conducted an independent examination of corporate and accounting records in accordance with generally accepted auditing standards to express their opinion on the consolidated financial statements.  Their examination included such tests and procedures as they considered necessary to provide reasonable assurance that the consolidated financial statements are presented fairly.  The external auditors have full and free access to our Board of Directors and its Committees to discuss audit, financial reporting and related matters.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.  The Board exercises this responsibility through the Audit Committee of the Board.  This Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements and MD&A before they are presented to the Board of Directors for approval.

/s/ Brad Thompson                                                                                                     /s/ Doug Ball

Brad Thompson, PhD                                                                                                                         Doug Ball, CA
Chairman, President and CEO                                                                                                                     Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Oncolytics Biotech Inc.

We have audited the accompanying consolidated financial statements of Oncolytics Biotech Inc., which comprise the consolidated statements of financial position as at December 31, 2010 and 2009, and the consolidated statements of loss and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2010 and for the cumulative period from inception on April 2, 1998, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Oncolytics Biotech Inc. as at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 and the cumulative period from inception on April 2, 1998 in accordance with Canadian generally accepted accounting principles.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Oncolytics Biotech Inc.’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2011 expressed an unqualified opinion on Oncolytics Biotech Inc.’s internal control over financial reporting.

Calgary, Canada                         Ernst & Young
March 16, 2011                                                                                            Chartered Accountants

Independent Auditors’ Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of
Oncolytics Biotech Inc.

We have audited Oncolytics Biotech Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Oncolytics Biotech Inc’s  management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Oncolytics Biotech Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Oncolytics Biotech Inc. as at December 31, 2010 and 2009 and the consolidated statements of loss and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2010, and for the cumulative period from inception on April 2, 1998, and our report dated March 16, 2011, expressed an unqualified opinion thereon.

Calgary, Canada                         Ernst & Young
March 16, 2011                                                                                            Chartered Accountants

ONCOLYTICS BIOTECH INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31,	Notes	$2010	$2009
Assets
Current assets
Cash and cash equivalents	4	39,296,682	32,448,939
Short-term investments	4	3,609,246	1,679,937
Accounts receivable	22	284,988	64,787
Prepaid expenses		278,934	507,408
Total current assets		43,469,850	34,701,071

Non-current assets
Property and equipment	5	226,911	208,320
Asset held for sale	6	735,681	684,000
Total non-current assets		962,592	892,320

Total assets		44,432,442	35,593,391

Liabilities And Shareholders’ Equity

Current Liabilities
Accounts payable and accrued liabilities		2,500,682	4,226,933
Total current liabilities		2,500,682	4,226,933

Commitments and contingencies	12, 13, 18 and 19

Shareholders’ equity
Share capital Authorized: unlimited Issued 67,958,302 (2009 – 61,549,969)	7	155,227,915	131,908,274
Warrants	7	6,066,128	4,511,441
Contributed surplus	8, 11	19,399,489	13,734,743
Deficit	10	(138,761,772)	(118,788,000)

Total shareholders’ equity		41,931,760	31,366,458

Total Liabilities And Equity		44,432,442	35,593,391

See accompanying notes

On behalf of the Board:

/s/ Fred Stewart                                                                    /s/ Jim Dinning

Fred Stewart                                                                           Jim Dinning
Director                                                                          Director

ONCOLYTICS BIOTECH INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the periods ending December 31,	Notes	$2010	$2009	$2008	Cumulative from inception on April 2, 1998 to December 31, 2010 $
Revenue
Rights revenue		—	—	—	310,000

Expenses
Research and development	7, 13	12,191,809	11,606,514	13,351,875	98,330,100
Operating		4,190,403	3,782,507	4,311,575	32,809,935
Stock based compensation	8	3,251,041	424,273	64,039	8,444,158
Foreign exchange loss (gain)		346,686	179,716	(68,283)	1,115,829
Amortization - intellectual property		—	180,750	361,500	3,615,000
Amortization - property and equipment		63,156	64,930	48,754	625,237
		20,043,095	16,238,690	18,069,460	144,940,259

Loss before the following		(20,043,095)	(16,238,690)	(18,069,460)	(144,630,259)

Interest		76,934	29,441	519,256	6,640,380
Gain on sale of BCY LifeSciences Inc.	21	—	—	—	299,403
Loss on sale of Transition Therapeutics Inc.		—	—	—	(2,156,685)
Loss before income taxes		(19,966,161)	(16,209,249)	(17,550,204)	(139,847,161)

Income taxes (recovery)	14	7,611	22,000	—	(1,085,389)
Net loss and comprehensive loss		(19,973,772)	(16,231,249)	(17,550,204)	(138,761,772)
Basic and diluted loss per common share	9	(0.32)	(0.33)	(0.42)	—

See accompanying notes

ONCOLYTICS BIOTECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the periods ending December 31,	Notes	$2010	$2009	$2008	Cumulative from inception on April 2, 1998 to December 31, 2010 $
Cash Flows
Operating Activities
Net loss and comprehensive loss for the period		(19,973,772)	(16,231,249)	(17,550,204)	(138,761,772)
Amortization - intellectual property		—	180,750	361,500	3,615,000
Amortization - property and equipment		63,156	64,930	48,754	625,237
Stock based compensation	8	3,251,041	424,273	64,039	8,444,158
Other non-cash items	17	343,821	110,800	—	1,838,158
Net change in non-cash working capital	17	(1,717,978)	(613,383)	1,787,279	1,936,760
Cash used in operating activities		(18,033,732)	(16,063,879)	(15,288,632)	(122,302,459)

Investing Activities
Acquisition of property and equipment		(81,846)	(9,324)	(111,577)	(904,914)
Purchase of intellectual property	6	(51,681)	—	—	(51,681)
Purchase of short-term investments		(1,929,309)	(1,679,937)	(347,901)	(53,026,110)
Redemption of short-term investments		—	5,846,634	13,000,000	48,998,380
Investment in BCY		—	—	—	464,602
Investment in Transition Therapeutics Inc.		—	—	—	2,532,343
Cash provided by (used in) investing activities		(2,062,836)	4,157,373	12,540,522	(1,987,380)

Financing Activities
Proceeds from exercise of stock options and warrants		528,211	15,210,210	41,600	31,039,489
Proceeds from private placements		—	—	—	38,137,385
Proceeds from acquisition of private company		—	1,800,120	—	1,800,120
Proceeds from public offering		26,759,921	20,042,570	3,421,309	93,080,698
Cash provided by financing activities		27,288,132	37,052,900	3,462,909	164,057,692

Increase in cash		7,191,564	25,146,394	714,799	39,767,853
Cash and cash equivalents, beginning of period		32,448,939	7,429,895	6,715,096	—
Impact of foreign exchange on cash and cash equivalents		(343,821)	(127,350)	—	(471,171)
Cash and cash equivalents, end of period		39,296,682	32,448,939	7,429,895	39,296,682

See accompanying notes

ONCOLYTICS BIOTECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. (the “Company” or “Oncolytics”) was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd.  On April 8, 1998, we changed our name to Oncolytics Biotech Inc.

We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics.  Our product being developed may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.

Note 2: Basis of Financial Statement Presentation

On April 21, 1999, SYNSORB Biotech Inc. (“SYNSORB”) purchased all of our shares.  In connection with this acquisition, the basis of accounting for our assets and liabilities was changed to reflect SYNSORB’s cost of acquiring its interest in such assets and liabilities (i.e. reflecting SYNSORB’s purchase cost in our consolidated financial statements).  The amount by which SYNSORB’s purchase price exceeded the underlying net book value of our assets and liabilities at April 21, 1999 was $2,500,000.  This amount was credited to contributed surplus and charged to intellectual property and was amortized to income based on the established amortization policies for such assets.  Subsequent to April 21, 1999, SYNSORB’s ownership has been diluted through public offerings of our common shares, sales of our shares by SYNSORB and a distribution of SYNSORB’S ownership interest in the Company to their shareholders.  As a result, SYNSORB no longer has any ownership in the Company.

Note 3: Summary of Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These policies are, in all material respects, in accordance with United States generally accepted accounting principles (“U.S. GAAP”) except as disclosed in note 23.  The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Principles of consolidation

The consolidated financial statements include our accounts and the accounts of our incorporated subsidiaries.  All intercompany transactions and balances have been eliminated.

Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods.  Actual results could differ from those estimates and such differences could be significant.  Significant estimates made by management affecting our consolidated financial statements include the inputs used to determine our stock based compensation expense for the year, the valuation of our investment in BCBC (reflected in the financial statements as an asset held for sale) and our assessment of our future income tax assets and related valuation allowance.

Property and equipment

Property and equipment are recorded at cost.  Amortization is provided on bases and at rates designed to amortize the cost of the assets over their estimated useful lives.  Amortization is recorded using the declining balance method at the following annual rates:
Office equipment and furniture	20%
Medical equipment	20%
Computer equipment	30%
Leasehold improvements	Straight-line over the term of the lease

Intellectual property

Intellectual property costs initially related to the acquisition of our business by SYNSORB.  These costs were amortized on a straight-line basis over a 10-year period (the expected useful life) commencing July 1, 1999 and are now fully amortized.  Intellectual property acquired through our investment in BCBC is included in Asset Held for Sale on the balance sheet.

Foreign currency translation

Transactions originating in foreign currencies are translated into the functional currency of the entity at the exchange rate in effect at the date of the transaction.  Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historic exchange rates.  Exchange gains and losses are included in net loss for the period.

Research and development costs

Research costs are expensed as incurred.  Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized.  To date, all of the development costs have been expensed.

Investment tax credits

Investment tax credits relating to qualifying scientific research and experimental development expenditures that are recoverable in the current period are accounted for as a reduction in research and development expenditures. Investment tax credits not recoverable in the current period are accrued provided there is reasonable assurance that the credits a will be realized.

Loss per common share

Basic loss per common share is determined using the weighted average number of common shares outstanding during the period.

We use the treasury stock method to calculate diluted loss per common share.  Under this method, diluted loss per common share is computed in a manner consistent with basic loss per common share except that the weighted average common shares outstanding are increased to include additional common shares from the assumed exercise of options and warrants, if dilutive.  The number of additional common shares is calculated by assuming that any outstanding “in the money” options and warrants were exercised at the later of the beginning of the period or the date of issue and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

Stock option plan

We have one stock option plan (the “Plan”) available to officers, directors, employees, consultants and suppliers with grants under the Plan approved from time to time by our Board of Directors (the “Board”).  Under the Plan, the exercise price of each option equals the trading price of our stock on the date of grant in accordance with Toronto Stock Exchange guidelines.  Vesting is provided for at the discretion of the Board and the expiration of options is to be no greater than 10 years from the date of grant.

Stock based compensation

Officers, directors and employees
We use the fair value based method of accounting for employee awards granted under the Plan.  We calculate the fair value of each stock option grant using the Black Scholes Option Pricing Model and the fair value is recorded over the option’s vesting period on a straight-line basis.

Non-employees

Stock based compensation to non-employees is recorded at fair market value based on the fair value of the consideration received, or the fair value of the equity instruments granted, or liabilities incurred, whichever is more reliably measurable, on the earlier of the date at which a performance commitment is reached, performance is achieved, or the vesting date of the options.

Financial instruments

Financial assets

Financial assets are comprised of cash and cash equivalents, accounts receivable, short-term investments and long term investment.  Financial assets are initially recorded at fair market value and are classified as follows:

Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and interest bearing deposits with our bank and have been designated as held for trading.

Accounts receivable
Accounts receivable have been designated as loans and receivables.

Short-term investments
We determine the appropriate classification of our short-term investments at the time of purchase and re-evaluate such designation as of each balance sheet date.  We classify our short-term investments as held-to-maturity as we have the positive intent and ability to hold the securities to maturity.  Held-to-maturity securities are stated at original cost, adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest rate method.  Such amortization and interest on securities classified as held-to-maturity are included in interest income.

Financial liabilities

Our financial liabilities are comprised of trade accounts payable and are non interest-bearing and recorded at fair market value.  They are designated as Other Financial Liabilities and are subsequently measured at amortized cost using the effective interest rate method.

ONCOLYTICS BIOTECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Transaction Costs

Transaction costs are expensed as incurred for financial instruments designated as held for trading.  Transaction costs for financial assets classified as available for sale, loans and receivables, and financial liabilities classified as other than held for trading are recognized immediately in income.

Future income taxes

We follow the liability method of accounting for income taxes.  Under the liability method, future income taxes are recognized for the difference between financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences).  Future income tax assets and liabilities are measured using substantively enacted income tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period of the change.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

The Canadian Institute of Chartered Accountants’ Accounting Standards Board announced that Canadian publicly accountable enterprises are required to adopt IFRS, as issued by the International Accounting Standards Board (IASB), effective January 1, 2011.  We are prepared to adopt IFRS as at that date.  Our transition process included the following phases:

•	Scoping and diagnostic phase — This phase involved performing a high-level diagnostic assessment to identify key areas that were impacted by the transition to IFRS. This phase was finalized in 2008.

•
Impact analysis, evaluation and design phase —This phase involved specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS.  This phase was finalized in 2009.

•
Implementation and review phase — This phase included execution of changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training.  At the end of the implementation and review phase we will be able to compile financial statements compliant with IFRS.

As a result of completing these three phases we are now in the process of compiling financial statements in compliance with IFRS.

Financial Statement Impact

In preparing our opening balance sheet, we have adjusted amounts reported previously in our consolidated financial statements prepared in accordance with GAAP.  The estimated impact on our balance sheet as at January 1, 2010 would be to reduce warrants in shareholders’ equity by approximately $1 million and reflect a long term liability.  In 2010, we anticipate a further charge to our Consolidated Statement of Loss of approximately $4.8 million related to the revaluation of warrants.

ONCOLYTICS BIOTECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Note 4: Cash Equivalents and Short Term Investments

Cash Equivalents

Cash equivalents consist of interest bearing deposits with our bank totaling $34,337,595 (December 31, 2009 - $15,518,939).  The current annual interest rate earned on these deposits is 1.06% (December 31, 2009 – 0.30%).

Short-Term Investments

Short-term investments which consist of guaranteed investment certificates are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.  The objectives for holding short-term investments are to invest our excess cash resources in investment vehicles that provide a better rate of return compared to our interest bearing bank account with limited risk to the principal invested.  We intend to match the maturities of these short-term investments with the cash requirements of the Company’s activities and treat these as held-to-maturity short-term investments.

	Face Value $	Original Cost $	Accrued Interest $	Carrying Value $	Fair Value $	Effective Interest Rate %
December 31, 2010
Short-term investments	3,609,246	3,609,246	Nil	3,609,246	3,609,246	0.30%

December 31, 2009
Short-term investments	1,679,937	1,679,937	Nil	1,679,937	1,679,937	0.17%

Fair value is determined by using published market prices provided by our investment advisor.

ONCOLYTICS BIOTECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Note 5: Property and Equipment

	2010
	Cost $	Accumulated Amortization $	Net Book Value $
Medical equipment	107,471	59,329	48,142
Office equipment	37,236	28,813	8,423
Office furniture	117,357	79,024	38,333
Computer equipment	339,074	213,744	125,330
Leasehold improvements	139,616	132,933	6,683
	740,754	513,843	226,911
	2009
	Cost $	Accumulated Amortization $	Net Book Value $
Medical equipment	100,816	47,504	53,312
Office equipment	36,385	27,006	9,379
Office furniture	111,076	73,457	37,619
Computer equipment	271,194	185,905	85,289
Leasehold improvements	139,616	116,895	22,721
	659,087	450,767	208,320

Note 6: Asset Held for Sale

In 2009, we acquired all of the convertible preferred shares of British Canadian Biosciences Corp. (“BCBC”), a privately held biotechnology company specializing in the development of peptides for the treatment of a variety of conditions, including cancer.  In February 2010, we completed the conversion of our preferred share holding in BCBC  into common shares.  As a result of this conversion we owned 10% of the issued common shares of BCBC.  The common shares of BCBC do not have a quoted market price in an active market.  BCBC’s only asset is intellectual property.

In the fourth quarter of 2010, BCBC concluded that it was unable to obtain additional financing to support its business and subsequently suspended operations.  In November 2010, in order to maintain our investment in BCBC, we purchased an additional 60% of the common shares of BCBC for $51,681 which included cash and the settlement of certain trade accounts payable.  As the operations of BCBC had been suspended, its only remaining asset was intellectual property.    In conjunction with this purchase, we assessed the cost of our investment against the estimated fair value of BCBC using a cash flow analysis and determined that the estimated fair value of our investment was in excess of our cost.  At the end of 2010, we began the process to sell BCBC and as a result we are reflecting our investment in BCBC’s intellectual property as an asset held for sale.  We have also reclassified the prior year’s balance to reflect our current accounting treatment.

ONCOLYTICS BIOTECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Note 7: Share Capital

Authorized:

Unlimited number of no par value common shares
Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $
Balance, December 31, 1998	2,145,300	4		
Issued on exercise of stock options	76,922	77		
	2,222,222	81		
July 29, 1999 share split (a)	6,750,000	81		
Issued for cash pursuant to July 30, 1999 private placement (net of share issue costs of $45,000) (b)	1,500,000	855,000		
Issued for cash pursuant to August 24, 1999 private placement	1,399,997	1,049,998		
Issued on initial public offering (net of share issue costs of $317,897) (c)	4,000,000	3,082,103		
Issued for cash pursuant to exercise of share purchase warrants	20,000	15,000		
Balance, December 31, 1999	13,669,997	5,002,182		
Issued on exercise of stock options and warrants	573,910	501,010		
Issued for cash pursuant to July 17, 2000 private placement (d)	244,898	2,998,645		
Issued on public offering (net of share issue costs of $998,900) (e)	3,000,000	13,101,100		
Balance, December 31, 2000	17,488,805	21,602,937		
Issued on exercise of stock options and warrants	1,702,590	2,210,016		
Balance, December 31, 2001	19,191,395	23,812,953		
Issued on exercise of stock options	40,000	34,000		
Issued on acquisition of the interest in Transition Therapeutics Inc.	1,913,889	4,689,028		
Issued for cash pursuant to December 11, 2002 private placement (f)	1,000,000	1,896,714	550,000	114,286
Share issue costs		(241,123)		
Balance, December 31, 2002	22,145,284	30,191,572	550,000	114,286
Issued for cash pursuant to February 10, 2003 private placement (g)	140,000	265,540	77,000	16,000
Issued for cash pursuant to June 19, 2003 private placement (h)	2,120,000	5,912,113	1,272,000	543,287
Issued for cash pursuant to August 21, 2003 private placement (i)	1,363,900	3,801,778	813,533	349,176
Issued for cash pursuant to October 14, 2003 public offering (j)	1,200,000	5,528,972	720,000	617,428
Exercise of options	64,700	149,615		
Exercise of warrants	174,378	593,194	(174,378)	(41,927)
Share issue costs		(1,730,195)		
Balance, December 31, 2003	27,208,262	44,712,589	3,258,155	1,598,250
Issued for cash pursuant to April 7, 2004 private placement(k)	1,077,100	5,924,050	646,260	1,028,631
Issued for cash pursuant to November 23, 2004 public offering(l)	1,504,000	8,693,120	864,800	1,521,672
Issued pursuant to cancellation of contingent payment [note 13]	21,459	150,000		
Exercise of warrants	1,907,175	8,178,546	(1,907,175)	(798,096)
Expired warrants			(6,700)	(2,827)
Exercise of options	197,500	778,951		
Share issue costs		(1,796,758)		
Balance, December 31, 2004	31,915,496	66,640,498	2,855,340	3,347,630
Issued for cash pursuant to December 29, 2005 private placement(m)	3,200,000	14,176,000	1,920,000	2,908,800
Exercise of warrants	771,252	3,417,271	(771,252)	(329,984)
Expired warrants			(1,219,288)	(1,496,514)
Exercise of options	350,000	297,500		
Share issue costs		(1,689,398)		
Balance, December 31, 2005	36,236,748	82,841,871	2,784,800	4,429,932
Exercise of options	284,000	241,400		
Expired warrants			(112,800)	(213,192)
Balance, December 31, 2006	36,520,748	83,083,271	2,672,000	4,216,740
Issued for cash pursuant to February 22, 2007 public offering (n)	4,600,000	11,362,000	2,300,000	2,438,000
Exercise of options	60,000	51,000		
Expired warrants			(752,000)	(1,308,480)
Share issue costs		(1,736,606)		
Balance, December 31, 2007	41,180,748	92,759,665	4,220,000	5,346,260
Issued for cash pursuant to December 5, 2008 public offering(o)	2,650,000	3,127,000	2,915,000	946,050
Expired warrants	—	—	(1,920,000)	(2,908,800)
Warrants(p)	—	—	320,000	41,600
Share issue costs	—	(651,741)	—	—
Balance, December 31, 2008	43,830,748	95,234,924	5,535,000	3,425,110
Issued on acquisition of private company (q)	1,875,121	2,113,275	—	—
Issued for cash pursuant to May 13, 2009 public offering(r)	3,450,000	5,623,500	3,795,000	1,442,100
Issued for cash pursuant to November 23, 2009 public offering(s)	4,887,500	13,380,549	1,955,000	2,073,981
Exercise of stock options	281,600	318,541	—	—
Exercise of warrants	7,030,000	17,360,750	(7,030,000)	(2,429,750)
Issued for investment in BCBC(t)	200,000	684,000	—	—
Sale of intellectual property(u)	(5,000)	(16,550)	—	—
Share issue costs		(2,790,715)		
Balance, December 31, 2009	61,549,969	131,908,274	4,255,000	4,511,441
Issued for cash pursuant to November 8, 2010 bought deal financing(v)	6,256,000	25,336,800	3,503,360	4,120,201
Exercise of warrants	119,900	575,813	(119,900)	(127,514)
Expired warrants	—	—	(2,300,000)	(2,438,000)
Exercise of stock options	32,433	104,109	—	—
Share issue costs	—	(2,697,081)	—	—
Balance, December 31, 2010	67,958,302	155,227,915	5,338,460	6,066,128

(a)
Pursuant to subsection 167(1)(f) of the Business Corporations Act (Alberta), the Articles of the Company were amended by subdividing the 2,222,222 issued and outstanding common shares of the Company into 6,750,000 common shares.

(b)
Pursuant to a private placement, 1,500,000 common share purchase warrants were issued entitling the holders thereof to acquire one additional share at $0.75 per share until November 8, 2001.  At December 31, 2001, all of the warrants had been exercised.

(c)
Pursuant to the initial public offering, the agent was issued common share purchase warrants entitling it to acquire 400,000 common shares at $0.85 per share until May 8, 2001.  At December 31, 2001, all of the warrants had been exercised.

(d)	Pursuant to a private placement, 244,898 common shares were issued at an issue price of $12.25 per share net of issue costs of $1,355.

(e)
Pursuant to a special warrant offering, we sold 3,000,000 special warrants for $4.70 per warrant for net proceeds of $13,101,100.  Each warrant entitled the holder to one common share upon exercise.  At December 31, 2001, all of the warrants had been exercised.

(f)
Pursuant to a private placement, 1,000,000 units were issued at an issue price of $2.00 per unit net of issue costs of $241,123.  Each unit included one common share (ascribed value of $1.897) and one-half of one common share purchase warrant (ascribed value of $0.103) for a total of 500,000 warrants.  Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $3.00 per share until June 11, 2004.  In addition, we issued 50,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction.  The ascribed value of these broker warrants was $11,000 ($0.22 per broker warrant) and has been included in the issue costs.  The ascribed values of the warrants were based on the Black Scholes Option Pricing Model (“Black Scholes”).

(g)
Pursuant to a private placement, 140,000 units were issued at an issue price of $2.00 per unit net of issue costs of $37,369.  Each unit included one common share (ascribed value of $1.897) and one-half of one common share purchase warrant (ascribed value of $0.103) for a total of 70,000 warrants.  Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $3.00 per share until August 10, 2004.  In addition, we issued 7,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction.  The ascribed value of these broker warrants was $1,540 ($0.22 per broker warrant) and has been included in the issue costs.  The ascribed values of the warrants were determined using Black Scholes.

(h)
Pursuant to a private placement, 2,120,000 units were issued at an issue price of $3.00 per unit net of issue costs of $637,986.  Each unit included one common share (ascribed value of $2.789) and one-half of one common share purchase warrant (ascribed value of $0.211) for a total of 1,060,000 warrants.  Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $4.00 per share until December 19, 2004.  In addition, we issued 212,000 common share purchase warrants on the same terms to the brokerage firms assisting with the transaction.  The ascribed value of these broker warrants was $95,400 ($0.45 per broker warrant) and has been included in the issue costs.  The ascribed values of the warrants were determined using Black Scholes.

(i)
Pursuant to a private placement, 1,363,900 common shares and 681,943 common share purchase warrants were issued for gross proceeds of $4,091,738.  Each common share and whole common share purchase warrant have ascribed values of $2.787 and $0.425, respectively.  Each common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $4.00 per share until February 21, 2005.  Share issue costs related to this private placement were $367,839.  In addition, we issued 131,590 common share purchase warrants on the same terms to the advisors assisting with the transaction.   The ascribed value of these additional warrants was $59,216 ($0.45 per additional warrant) and has been included in the issue costs.  The ascribed values of the warrants were determined using Black Scholes.

(j)
Pursuant to a public offering, 1,200,000 units were issued at an issue price of $5.00 per unit net of issue costs of $687,001.  Each unit included one common share (ascribed value of $4.607) and one-half of one common share purchase warrant (ascribed value of $0.393) for a total of 600,000 warrants.  Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $6.25 per share until April 14, 2005.  In addition, we issued 120,000 common share purchase warrants with an exercise price of $5.00 that expires on April 14, 2005 to the brokerage firms assisting with the transaction.  The ascribed value of these broker warrants was $146,400 ($1.19 per broker warrant) and has been included in the issue costs.  The ascribed values of the warrants were determined using Black Scholes.

(k)
Pursuant to a private placement, the Company sold 1,077,100 units at an average price of $6.25 per unit for gross cash proceeds of $6,731,875.  The units were comprised of 1,077,100 common shares and 538,550 common share purchase warrants and have ascribed values of $5.50 and $1.50, respectively.  Each common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $7.75 per share until October 7, 2005.  Share issue costs related to the private placement were $728,918.  In addition, we issued 107,710 common share purchase warrants to our advisor entitling the holder to acquire one common share of the capital of the Company upon payment of $7.00 per share until October 7, 2005.  The ascribed value of these additional warrants was $220,806 ($2.05 per additional warrant) and has been included in the share issue costs above.  The ascribed values of the warrants were determined using Black Scholes.

(l)
Pursuant to a public offering, the Company sold 1,504,000 units at an issue price of $6.65 per unit for gross cash proceeds of $10,001,600.  Each unit included one common share (ascribed value of $5.78) and one-half of one common share purchase warrant (ascribed value of $0.87) for a total of 752,000 warrants.  Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $8.00 per share until November 23, 2007.  Share issue costs related to this public offering were $1,063,890.  In addition, we issued 112,800 common share purchase warrants with an exercise price of $7.06 that expires on May 23, 2006 to the brokerage firm assisting with the transaction.  The ascribed value of these broker warrants was $213,192 ($1.89 per broker warrant) and has been included in the share issue costs above.  The ascribed values of the warrants were determined using Black Scholes.

(m)
Pursuant to a private placement, 3,200,000 units were issued at an issue price of $5.15 per unit net of issue costs of $1,689,398.  Each unit included one common share (ascribed value of $4.43) and one-half of one common share purchase warrant (ascribed value of $0.72) for a total of 1,600,000 warrants.  Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $6.15 per share until December 29, 2008.  In addition, we issued 320,000 common share purchase warrants with an exercise price of $5.65 expiring on December 29, 2008.  The ascribed value of these broker warrants was $604,800 ($1.89 per broker warrant) and has been included in the issue costs.  The ascribed values of the warrants were determined using Black Scholes.

(n)
Pursuant to a public offering, 4,600,000 units were issued at an issue price of $3.00 per unit for gross proceeds of $13,800,000.  Each unit included one common share (ascribed value of $2.47) and one-half of one common share purchase warrant (ascribed value of $0.53) for a total of 2,300,000 warrants.  The ascribed value was determined using the relative fair value method.  Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3.50 per share until February 22, 2010.  Share issue costs for this offering were $1,736,606.  The ascribed value of the warrants was determined using Black Scholes.

(o)
Pursuant to a public offering, 2,650,000 units were issued at an issue price of $1.50 per unit for gross proceeds of $3,975,000.  Each unit included one common share (ascribed value of $1.18) and one- common share purchase warrant (ascribed value of $0.32).  The ascribed value was determined using the relative fair value method.  Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $1.80 per share until December 5, 2011 subject to acceleration of the expiry date under certain circumstances.  Share issue costs for this offering were $651,741.  In addition, we issued 265,000 broker common share purchase warrants with an exercise price of $1.80 expiring on December 5, 2011 subject to acceleration of the expiry date under certain circumstances.  The ascribed value of these broker warrants was $98,050 ($0.37 per broker warrant) and has been included in the share issue costs.  The ascribed values of the warrants were determined using Black Scholes.

Under the terms of the warrant indenture and the broker warrant certificates, if the 10-day volume-weighted average trading price of our common shares (the “Common Shares”) on the Toronto Stock Exchange exceeded $2.50 per Common Share, then, at any date subsequent to this date, at our sole discretion and upon sending the holder written notice of such accelerated exercise date and issuing a news release announcing such accelerated exercise date, the expiry date of the warrant shall be the day that is 30 days following the later of (i) the date on which such notice is sent to the holder; and (ii) the date on which such announcement is made by news release. As of the close of business on September 18, 2009, the 10-day volume-weighted average trading price of the Common Shares exceeded $2.50 and we elected to accelerate the exercise date to October 23, 2009, the date of our news release.  All of these warrants were exercised.

(p)
On December 18, 2008, we amended the terms of 320,000 previously issued broker warrants for cash consideration of $41,600.  The amendments included adjusting the exercise price from $5.65 to $1.80 and extending the expiry date from December 29, 2008 to December 29, 2009, subject to acceleration of the expiry date in certain circumstances.  All of these warrants were exercised in 2009.

(q)
On April 9, 2009, we completed our acquisition of an inactive private company pursuant to a plan of arrangement under the Business Corporations Act (Alberta).  We issued 1,875,121 common shares in exchange for all of the issued and outstanding securities of the private company.  The exchange ratio was at an agreed premium to the private company’s net cash per security at closing and was calculated using an ascribed value per common share of $1.69 (being the 20 day volume weighted average trading price of our common shares on the Toronto Stock Exchange up to and including March 2, 2009).  We have treated this acquisition as a financing transaction for accounting purposes and we have allocated the net cash from the private company to the value of the common shares we issued net of related transaction costs.  The private company had no other assets or liabilities.

(r)
Pursuant to a public offering, 3,450,000 units were issued at an issue price of $2.00 per unit for gross proceeds of $6,900,000.  Each unit included one common share (ascribed value of $1.63) and one common share purchase warrant (ascribed value of $0.37).  The ascribed value was determined using the relative fair value method.  Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $2.40 per share until May 13, 2012 subject to acceleration of the expiry date under certain circumstances.  Share issue costs for this offering were $952,854.  In addition, we issued 345,000 broker common share purchase warrants with an exercise price of $2.40 expiring on May 13, 2012 subject to acceleration of the expiry date under certain circumstances.  The ascribed value of these broker warrants was $165,600 ($0.48 per broker warrant) and has been included in the share issue costs.  The ascribed values of the warrants were determined using Black Scholes.  On October 2, 2009, the acceleration provisions under the warrant indenture were met allowing us to accelerate the expiry date of these warrants to November 2, 2009.

Under the terms of the warrant indenture and the broker warrant certificates, if the 10-day volume-weighted average trading price of our Common Shares on the Toronto Stock Exchange exceeded $3.35 per Common Share, then, at any date subsequent to this date, at our sole discretion and upon sending the holder written notice of such accelerated exercise date and issuing a news release announcing such accelerated exercise date, the expiry date of the warrant shall be the day that is 30 days following the later of (i) the date on which such notice is sent to the holder; and (ii) the date on which such announcement is made by news release. As of the close of business on October 2, 2009, the 10-day volume-weighted average trading price exceeded $3.35 and we elected to accelerate the exercise date to November 2, 2009.  All of these warrants were exercised.

(s)
Pursuant to a public offering, 4,887,500 units were issued at an issue price of US$3.00 per unit for gross proceeds of US$14,662,500.  Each unit included one common share (ascribed value of US$2.60) and 0.40 of one common share purchase warrant (ascribed value of US$0.40).  The ascribed value was determined using the relative fair value method.  Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of US$3.50 per share until November 23, 2014 subject to acceleration of the expiry date under certain circumstances.  Share issue costs for this offering were $1,524,706.  The ascribed value of the warrant was determined using Black Scholes.

Under the terms of the warrant indenture, if the 10-day volume-weighted average trading price of our Common Shares on the Toronto Stock Exchange exceeded the dollar equivalent of US$6.50 per Common Share, then, at any date subsequent to this date, at our sole discretion and upon sending the holder written notice of such accelerated exercise date and issuing a news release announcing such accelerated exercise date, the expiry date of the warrant shall be the day that is 30 days following the later of (i) the date on which such notice is sent to the holder; and (ii) the date on which such announcement is made by news release. As of the close of business on December 23, 2010, the 10-day volume-weighted average trading price exceeded US$6.50 and we elected to accelerate the exercise date to January 24, 2011.

(t)
On October 20, 2009 we made an investment in British Canadian Biosciences Corp. (“BCBC”), a privately held biotechnology company specializing in the development of peptides for the treatment of a variety of conditions, including cancer.  We purchased all of the convertible preferred shares of BCBC in exchange for 200,000 common shares of Oncolytics.

(u)	On October 26, 2009, we received and cancelled 5,000 of our common shares in consideration for clinical trial data that we had obtained as part of our acquisition of Private Company in April 2009.

(v)
Pursuant to a bought deal financing, 6,256,000 units were issued at an issue price of $4.60 per unit for gross proceeds of $28,777,600.  Each unit included one common share (ascribed value of $4.05) and 0.40 of one common share purchase warrant (ascribed value of $0.55).  The ascribed value was determined using the relative fair value method.  Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $6.15 per share until November 8, 2012.  Share issue costs for this offering were $2,697,081 .  In addition, we issued 375,360 common share purchase warrants with an exercise price of $4.60 that expires on November 8, 2012 to the brokerage firm assisting with the transaction.  The ascribed value of these broker warrants was $679,402 ($1.81 per broker warrant) and has been included in the share issue costs above.  The ascribed values of the warrants were determined using Black Scholes.

The following table summarizes the weighted average assumptions used in the Black Scholes Option Pricing Model with respect to the valuation of warrants and broker warrants issued in those years:

	2010	2009	2008	2007	2006	2005	2004	2003	2002

Risk-free interest rate	1.40%	1.22%	1.68%	4.08%	—	3.82%	2.82%	3.01%	3.41%
Expected hold period to exercise	2.00	1.80	2.00	3.00	—	1.92	1.39	0.76	1.00
Volatility in the price of the Company’s shares	61.9%	61.43%	55.6%	63%	—	66%	71%	72%	57%
Dividend yield	Zero	Zero	Zero	Zero	—	Zero	Zero	Zero	Zero

ONCOLYTICS BIOTECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

The following table summarizes our outstanding warrants as at December 31, 2010:
Exercise Price		Outstanding, Beginning of the Year	Granted During the Year	Exercised During the Year	Expired During the Year	Outstanding, End of Year	Weighted Average Remaining Contractual Life (years)
$	US3.50	1,955,000	—	(109,400)	—	1,845,600	0.08
	$3.50	2,300,000	—	—	(2,300,000)	—	—
	$4.60	—	375,360	—	—	375,360	1.83
	$6.15	—	3,128,000	(10,500)	—	3,117,500	1.83
		4,255,000	3,503,360	(119,900)	(2,300,000)	5,338,460	1.22

Note 8: Stock Based Compensation

Stock Option Plan

We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at December 31:
	2010		2009
	Stock Options	Weighted Average Share Price $	Stock Options	Weighted Average Share Price $
Outstanding, beginning of the year	3,936,543	4.72	3,885,993	4.59
Granted during the year	1,183,000	5.73	332,500	3.06
Cancelled during the year	(383,350)	10.42	(350)	2.35
Exercised during the year	(32,433)	2.46	(281,600)	0.99
Outstanding, end of the year	4,703,760	4.53	3,936,543	4.72
Options exercisable, end of the year	4,654,926	4.54	3,875,026	4.75

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2010:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$1.45 - $2.37	788,760	5.2	2.09	767,426	2.09
$2.70 - $3.60	1,407,750	6.2	3.13	1,392,750	3.14
$4.00 - $5.00	1,224,750	3.9	4.86	1,212,250	4.86
$6.72 - $9.76	1,279,500	7.3	7.22	1,279,500	7.22
$12.15 - $13.50	3,000	0.2	12.49	3,000	12.49
	4,703,760	5.7	4.53	4,654,926	4.54

The outstanding options vest annually or after the completion of certain milestones.  We have reserved 4,703,760 common shares for issuance relating to outstanding stock options.

As we are following the fair value based method of accounting for stock option awards, compensation expense related to options granted to employees and directors was $3,243,720 (2009 – $424,273 and 2008 – $64,039) and to consultants was $7,321 (nil for 2009 and 2008) with an offsetting credit to contributed surplus.

The estimated fair value of stock options issued during the year was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

	2010	2009	2008

Risk-free interest rate	1.85%	1.21%	1.85%
Expected hold period to exercise	3.0 years	3.0 years	4.0 years
Volatility in the price of the Company’s shares	71%	57%	56%
Dividend yield	Zero	Zero	Zero
Weighted average fair value of options	$2.76	$1.19	$0.60

We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada marketable bond rate in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.

Note 9: Loss Per Common Share

Loss per common share is calculated using the weighted average number of common shares outstanding for the year ended December 31, 2010 of 62,475,403 (2009 – 49,370,175; 2008 – 41,369,515).  The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 10: Deficit

Amount $
Balance, December 31, 2008	102,556,751
Net loss and comprehensive loss for the year	16,231,249
Balance, December 31, 2009	118,788,000
Net loss and comprehensive loss for the year	19,973,772
Balance, December 31, 2010	138,761,772

ONCOLYTICS BIOTECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Note 11: Contributed Surplus

The following table summarizes the change in contributed surplus as at and for the year ended December 31:
	$2010	$2009
Balance, beginning of the year	13,734,743	13,349,801
Stock based compensation	3,251,041	424,273
Expired warrants	2,438,000	—
Exercise of stock options	(24,295)	(39,331)
Balance, end of the year	19,399,489	13,734,743

Note 12: Commitments

We are committed to payments totaling $1,140,000 during 2011 for activities related to our clinical trial program and collaborations.

We are committed to rental payments (excluding our portion of operating costs and rental taxes) under the terms of a lease for office premises which expires on May 31, 2016.  Annual payments under the terms of this lease are as follows:
Amount $
2011	65,674
2012	88,792
2013	91,332
2014	94,888
2015	97,428
2016	40,595
478,709

Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), we have agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product.  We agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum.

Note 13: Contingencies

Assumption Agreement

During 1999, the Company entered into an agreement that assumed certain obligations (the “Assumption Agreement”) in connection with a Share Purchase Agreement (the “Agreement”) between SYNSORB and the former shareholders of the Company to make milestone payments and royalty payments.

As of December 31, 2010, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.

This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for income tax purposes.

In addition to the milestone payment, payments may become due and payable in accordance with the Agreement upon realization of sales of REOLYSIN®.  In 2003, the Company completed amendments and revisions to the contingent obligations to its five founding shareholders with respect to these other contingent payments.  The amendments and revisions reduced the amount and clarified the determination of potential obligations of the Company to these shareholders arising from the Agreement and Assumption Agreement entered into in 1999.  Also, on September 23, 2004, the Company reached an agreement that further reduced its contingent payments to its founding shareholders through the cancellation of a portion of these contingent payments from one of its non-management founding shareholders.  The consideration paid by the Company consisted of $250,000 cash and 21,459 common shares valued at $150,000 and has been recorded as research and development expense.  The value of the common shares was based on the closing market price on September 23, 2004.

As a result of the amendments and the cancellation agreement, if the Company receives royalty payments or other payments as a result of entering into partnerships or other arrangements for the development of the reovirus technology, the Company is obligated to pay to the founding shareholders 11.75% (formerly in 2003 – 14.25% and 2002 – 20%) of the royalty payments and other payments received.  Alternatively, if the Company develops the reovirus treatment to the point where it may be marketed at a commercial level, the payments referred to in the foregoing sentence will be amended to a royalty payment of 2.35% (formerly in 2003 – 2.85% and 2002 – 4%) of Net Sales received by the Company for such products.

BRI “Work in Kind” Contribution

We entered into an engineering and process development agreement with the Biotechnology Research Institute of the National Research Council of Canada (“BRI”).  The terms of this Agreement include a “work in kind” contribution from BRI.  In exchange for this “work in kind” contribution, we agreed to provide a royalty, contingent upon receiving Sales Revenue, at the lesser of 0.5% of Sales Revenue or $20,000 per year.  The total royalty under this Agreement is equal to two times the “work in kind” contribution.  As of December 31, 2010, we estimate that the accumulated work in kind totals approximately $301,000.

ONCOLYTICS BIOTECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Note 14: Income Taxes

The recovery of income taxes recorded in the consolidated financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before income taxes as follows:
	$2010	$2009	$2008
Loss before income taxes	(19,966,161)	(16,209,249)	(17,550,204)
Statutory Canadian corporate tax rate	28.00%	29.00%	29.50%
Anticipated tax recovery	(5,590,525)	(4,700,682)	(5,177,310)
Foreign jurisdiction tax rate difference	3,431,667	3,360,634	373,868
Employee stock based compensation	910,291	123,039	18,892
Change in tax rate	124,696	151,038	—
Tax return adjustment	(242,261)	1,725,970	(290,082)
Other permanent differences	(112,318)	42,929	11,456
Change in valuation allowance	1,486,061	(680,928)	5,063,176
Future income tax recovery	—	—	—
Current income taxes	7,611	22,000	—

As at December 31, 2010, we have non-capital losses for income tax purposes in Canada of approximately $31,626,000 which are available for application against future taxable income and expire in 2026 ($9,809,000), 2027 ($12,170,000), 2029 ($4,009,000), and 2030 ($5,638,000).  As at December 31, 2010, we have non-refundable federal investment tax credits of approximately $4,104,000 (2009 – $3,730,000) which are available to reduce future taxes payable.  We have unclaimed scientific research and experimental development expenditures available to reduce future years’ taxable income of approximately $17,634,000 (2009 – $16,884,000) over an indefinite future period.  We have not recorded the potential benefits of these tax pools in the consolidated financial statements.

The components of our future income tax asset are as follows:
	$2010	$2009
Net operating losses carried forward	8,251,442	6,871,568
Scientific research and experimental development	4,408,673	4,220,931
Investment tax credits	3,078,664	2,797,690
Undepreciated capital costs in excess of book value of property and equipment and intellectual property	307,970	290,724
Share issue costs	939,502	814,857
Valuation allowance	(16,986,251)	(14,995,770)
Future income tax asset	—	—

ONCOLYTICS BIOTECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Note 15: Capital Disclosures

Our objective when managing capital is to maintain adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection.  We include shareholders’ equity, cash and cash equivalents and short-term investments in the definition of capital.

	$2010	$2009
Cash and cash equivalents	39,296,682	32,448,939
Short-term investments	3,609,246	1,679,937
Shareholders’ equity	41,931,760	31,366,458

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board of Directors (the “Board”).  The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.  The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares.  Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital.  There are no assurances that funds will be made available to us when required.

On June 10, 2010, we renewed our existing short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”).  Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements.  The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company.  Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan.  The Base Shelf expires on July 10, 2012 and we have registered 9,759,360 units under this shelf.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2010.

ONCOLYTICS BIOTECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Note 16: Financial Instruments

Our financial instruments consist of cash and cash equivalents, short-term investments,  accounts receivable, and accounts payable.  As at December 31, 2010, there are no significant differences between the carrying values of these amounts and their estimated market values.

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations.  We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance.  Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada.  For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties.  Currently, 100% of our short-term investments are in guaranteed investment certificates.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments.  We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the U.S. and the U.K. and to the extent cash is held in foreign currencies.  The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss in 2010 by approximately $126,442.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2010 by approximately $128,859.

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at December 31, 2010 are as follows:
	U.S. dollars $	British pounds £
Cash and cash equivalents	3,933,733	54,748
Accounts payable	(561,907)	(64,441)
	3,371,827	(9,693)

ONCOLYTICS BIOTECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in Note 15.  Accounts payable are all due within the current operating period.

Note 17: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital
	$2010	$2009	$2008	Cumulative from inception on April 2, 1998 to December 31, 2010 $
Change in:
Accounts receivable	(220,201)	21,535	(6,237)	(284,988)
Prepaid expenses	228,474	(327,740)	80,632	(278,934)
Accounts payable and accrued liabilities	(1,726,251)	(307,178)	1,712,884	2,500,682
Change in non-cash working capital	(1,717,978)	(613,383)	1,787,279	1,936,760
Net change associated with investing activities	—	—	—	—
Net change associated with operating activities	(1,717,978)	(613,383)	1,787,279	1,936,760

Other Non-Cash Items	$2010	$2009	$2008	Cumulative from inception on April 2, 1998 to December 31, 2010 $
Gain on disposal of clinical data	—	(16,550)	—	(16,550)
Unrealized foreign exchange loss	343,821	127,350	—	896,357
Donation of medical equipment	—	—	—	66,069
Loss on sale of Transition Therapeutics Inc.	—	—	—	2,156,685
Gain on sale of BCY LifeSciences Inc.	—	—	—	(299,403)
Cancellation of contingent payment obligation settled in common shares [note 7]	—	—	—	150,000
Future income tax recovery	—	—	—	(1,115,000)
	343,821	110,800	—	1,838,158

Note 18: Alberta Heritage Loan

We received a loan of $150,000 from the Alberta Heritage Foundation for Medical Research.  Pursuant to the terms of the agreement, the Company is required to repay this amount in annual installments from the date of commencement of sales in an amount equal to the lesser of: (a) 5% of the gross sales generated by the Company; or (b) $15,000 per annum until the entire loan has been paid in full.

ONCOLYTICS BIOTECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Note 19: Indemnification of Officers and Directors

Our corporate by-laws require that, except to the extent expressly prohibited by law, we will indemnify our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred in respect of any civil, criminal or administrative action or proceeding as it relates to their services to the Company.  The by-laws provide no limit to the amount of the indemnification.  We have purchased directors’ and officers’ insurance coverage to cover claims made against the directors and officers during the applicable policy periods.  The amounts and types of coverage have varied from period to period as dictated by market conditions.  We believe that we have adequate insurance coverage; however, there is no guarantee that all indemnification payments will be covered under our existing insurance policies.

There is no pending litigation or proceeding involving any of our officers or directors as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Note 20: Economic Dependence

We are economically dependent on our toll manufacturers.  We primarily use one toll manufacturer in the U.S. to produce the clinical grade REOLYSIN® required for our clinical trial program.  Any significant disruption of the services provided by our primary toll manufacturer has the potential to delay the progress of our clinical trial program.  We have used another toll manufacturer in the U.K. that has also produced clinical grade REOLYSIN® at a smaller scale.  We have attempted to mitigate this risk by producing sufficient REOLYSIN® in advance of patient enrollment in a particular clinical trial.

Note 21: BCY Lifesciences

On May 7, 2002, the shareholders of SYNSORB and the Company approved an arrangement whereby the Company would release from escrow 4,000,000 common shares held by SYNSORB. As consideration, SYNSORB provided the Company with 1,500,000 common shares of BCY LifeSciences Inc. (“BCY”) along with the rights to receive an additional 400,000 common shares of BCY upon the attainment of certain milestones by BCY at no cash cost to the Company.  The Company received 200,000 of these 400,000 common shares on November 27, 2002.  These 1,700,000 common shares in BCY were recorded as an investment at $170,000 based on the quoted market price of the BCY common shares at that time with an offsetting credit recorded to contributed surplus.  On April 23, 2002, the Company acquired 694,445 common shares of BCY, a public company, for $0.18 per share, and warrants exercisable until April 23, 2004 to purchase up to 694,445 common shares in BCY at an exercise price of $0.27 per share for total consideration of $127,123 (including costs of $2,123).  After these transactions, the Company held a total of 2,394,445 BCY shares which were all subsequently sold for net cash proceeds of $591,725, recording a gain on sale of investment of $299,403.

Note 22: Accounts Receivable

	$2010	$2009
Government grant receivable	244,000	—
Other	40,988	64,787
	284,988	64,787

ONCOLYTICS BIOTECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Note 23: Reconciliation of Canadian GAAP to U.S. GAAP

Our consolidated financial statements are prepared in accordance with Canadian GAAP which, in most respects, conforms to U.S. GAAP.  Significant differences between Canadian and U.S. GAAP are as follows:
		Years Ended December 31
	Notes	$2010	$2009	$2008	Cumulative from inception on April 2, 1998 to December 31, 2010 $
Net loss and comprehensive loss - Canadian GAAP	(2)	19,973,772	16,231,249	17,550,204	138,761,772
Change in fair value of warrant liability	(3)	4,841,949	(1,050,930)	—	3,791,019
Amortization of intellectual property	(1)	—	(180,750)	(361,500)	(3,615,000)
Future income tax recovery	(1)	—	—	—	1,115,000
Net loss and comprehensive loss – U.S. GAAP		24,815,721	14,999,569	17,188,704	140,052,791
Basic and diluted loss per common share – U.S. GAAP		(0.40)	(0.30)	(0.42)	—

There are no differences between Canadian GAAP and U.S. GAAP in amounts reported as cash provided by (used in) operating, financing and investing activities.

Balance sheet items in accordance with U.S. GAAP are as follows:
			December 31, 2010		December 31, 2009
	Notes		Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Warrant liability	(3)		—	5,652,764	—	1,023,051
Future income taxes	(1)		—	—	—	—
Share capital	(3)		155,227,915	155,440,151	131,908,274	131,908,274
Warrants	(3)		6,066,128	3,992,147	4,511,441	2,437,460
Contributed surplus	(1)		19,399,489	16,899,489	13,734,743	11,234,743
Deficit	(1	), (3)	138,761,772	140,052,791	118,788,000	115,237,070

1.	“Push-Down” Accounting and In Process Research and Development

Intellectual property of $2,500,000 recorded as a consequence of SYNSORB’s acquisition of the Company’s shares comprised intangible assets related to research and development activities.  Under U.S. GAAP, this would not be capitalized on acquisition.

As a result of removing the $2,500,000 from intellectual property in 1999 for U.S. GAAP purposes, the amortization of the intellectual property, the future income tax recovery, and contributed surplus amounts recorded for Canadian GAAP purposes have been reversed.

2.	Presentation of Stock Based Compensation Expense

Under U.S. GAAP, stock based compensation expense is to be presented within the appropriate category of expenses on the consolidated statements of loss.  As a result, stock based compensation on the consolidated statement of loss would be reduced by $3,251,041 in 2010 (2009 – $424,273; 2008 – $64,039) and research and development and operating expenses would increase by$1,523,561 and $1,727,480, respectively (2009 – $211,263 and $213,010, respectively; 2008 – $64,039 and $nil, respectively).  Cumulative from inception stock based compensation would be reduced by $8,444,158 and cumulative from inception research and development and operating expenses would increase by $4,469,948 and $3,974,210, respectively.  There is no impact on the Company’s net loss.

3.	Treatment of Warrants with a Foreign Currency Exercise Price

Under U.S. GAAP, the prescribed accounting treatment for warrants with an exercise price denominated in a foreign currency is to treat these warrants as a liability measured at fair value with changes in fair value accounted for through the consolidated statement of loss.  The fair value of these warrants is determined using the Black Scholes Option Pricing Model.  As a result of this prescribed accounting treatment, for U.S. GAAP, we have reclassified the warrants issued in our November 2009 unit offering from equity to liabilities.

Additional Stock Based Payment Disclosure

As at December 31, 2010, the aggregate intrinsic value of the stock options outstanding and the stock options exercisable were $11,012,545 and $10,836,365, respectively.  The total intrinsic value of the options exercised in 2010 was $35,769 (2009 – $519,245; 2008 – $nil).

A summary of our non-vested options as at December 31, 2010 and 2009 and the respective changes during the year ended are as follows:

	2010		2009
	Stock Options	Weighted Average Grant Date Fair Value $	Stock Options	Weighted Average Grant Date Fair Value $
Non-vested options, beginning of the year	61,167	0.92	138,700	1.14
Granted during the year	15,000	1.33	—	—
Vested during the year	(26,508)	2.55	(77,183)	1.32
Forfeited during the year	(825)	0.36	(350)	0.92
Non-vested options, end of the year	48,834	0.96	61,167	0.92

As at December 31, 2010, there was $nil (2009 – $2,206) of total unrecognized compensation costs related to non-vested stock options granted under our stock option plan.  The total fair value of shares vested during the years ended December 31, 2010, 2009, and 2008 was $28,874,  $101,617, and $93,572, respectively.

The Company issues shares from treasury to satisfy any exercise of stock options.

Additional Financial Instrument Disclosure

Financial Liabilities
Financial liabilities include the warrant liability which has been classified as held for trading and has been measured at the estimated fair value.  These warrants have not been listed on an exchange and therefore do not trade on an active market.  Changes in fair value are recorded as a gain or loss in the consolidated statement of loss.

Fair Value Measurement

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3 - Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of our Warrant Liability is based on level 2 (significant observable inputs).

Accounting for Uncertainty in Income Taxes

The tax years 2004 – 2009 remain open for audit examination by the respective Canadian taxing jurisdictions.

Note 24: Subsequent Event

In January 2011, we received proceeds of U.S.$6.4 million from the exercise of 1,823,100 warrants with an exercise of U.S.$3.50.

In February and March 2011, we received proceeds of $8.5 million from the exercise of 1,322,750 warrants with an exercise price of $6.15.